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William F. Barron Partner
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3303 tel 852 2533 1703 fax william.barron@davispolk.com

25 April 2017

Re:	Mongolian Mining Corporation
Application for Qualification of Indenture on Form T-3
Filed March 21, 2017
Amendment No. 1 to Application for Qualification of Indenture on Form T-3
Filed March 31, 2017
Amendment No. 2 to Application for Qualification of Indenture on Form T-3
Filed April 21, 2017
File No. 022-29041

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Reynolds,

On behalf of our client, Mongolian Mining Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 20, 2017 (the “Comment Letter”), relating to the above referenced Application for Qualification of Indenture on Form T-3 and related amendment (collectively, the “Application”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms not defined herein have the same meaning as they have in the Application.

General

1. We note your response to prior comment 1 that no new notes will be issued before qualification. However, your annual results announcement for the year ended December 31, 2016 states that 96% of “consenting” noteholders entered into restructuring support agreements as of January 23, 2017. Please advise us whether RSAs and any other agreements to exchange old notes for new notes should be considered sales under Section 306 of the TIA. In this regard, please provide an analysis of the impact on you if sales have occurred prior to qualification. For guidance, refer to the Trust Indenture Act of 1939 Compliance and Disclosure Interpretation, Question 101.05.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	2	25 April 2017

The RSAs

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company entered into three restructuring support agreements with creditors on December 21, 2016 (prior to making a filing of the Application):

(a) the Company, certain subsidiaries and the Joint Provisional Liquidators (the “JPLs”) entered into a restructuring support agreement (the “Noteholder RSA”) with certain consenting noteholders (the “Consenting Noteholders”), pursuant to which such Consenting Noteholders agreed to support and undertake to work in good faith with the Company to implement the proposed restructuring based on a non-binding, high-level1 term sheet dated November 3, 2016 (the “Term Sheet”) among the Company, the Senior Lenders, a steering committee of the holders of the Old Notes and QGX (the “Proposed Debt Restructuring”);

(b) the Company, certain subsidiaries, and the JPLs entered into a restructuring support agreement with the Senior Lenders (the “Lender RSA”), pursuant to which the Senior Lenders agreed to support and undertake to work in good faith with the Company to implement the Proposed Debt Restructuring; and

(c) the Company and the JPLs entered into a restructuring support agreement with QGX (the “QGX RSA,” and together with the Noteholder RSA and Lender RSA, the “RSAs”), pursuant to which QGX agreed to support and undertake to work in good faith with the Company to implement the Proposed Debt Restructuring.

Relevant sections of the Trust Indenture Act and guidance from the Commission

Under Section 303(2) of the Trust Indenture Act, the terms “sale” and “sell” include all transactions included in such terms as provided in Section 2(a)(3) of the Securities Act, which states that “[t]he term ‘‘sale’’ or ‘‘sell’’ shall include every contract of sale or disposition of a security or interest in a security, for value.”

Under Section 306(a) of the Trust Indenture Act, “[i]n the case of any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of section 304 [of the Trust Indenture Act], unless such security has been or is to be issued under an indenture and an application for qualification is effective as to such indenture, it shall be unlawful for any person, directly or indirectly to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell such security through the use or medium of any prospectus or otherwise.”

Under Section 306(c) of the Trust Indenture Act, “it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of section 304 [of the Trust Indenture Act], unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under section 307(c) [of the Trust Indenture Act].”

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1 The Term Sheet states that “[t]he terms set out in this compromise term sheet are subject to regulatory, tax and local law advice the [p]arties may receive and definitive legal documentation that is in form and substance satisfactory to the [p]arties in all respects. This term sheet does not create or evidence any legal rights or obligations whatsoever. Furthermore, this term sheet is only a summary, and does not purport to be a comprehensive or exhaustive statement of the requirements of the [p]arties involved.”

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	3	25 April 2017

The Division of Corporation Finance of the Commission (the “Division”) has set forth its view in the Answer to Question 101.05 of Trust Indenture Act of 1939 Compliance and Disclosure Interpretation (the “C&DIs”) that “the offering event in bankruptcy is the solicitation of plan approval from creditors and other claimants.”

The Revised Staff Legal Bulletin No. 3 (CF) (the “Bulletin”) of the Division states that with respect to a Section 3(a)(10) transaction, “when an issuer solicits security holders' votes on the transaction before the fairness hearing, it is offering the securities to be issued in the transaction.”

The entry into the Lender RSA and the QGX RSA are exempt from the provisions of Section 306 of the Trust Indenture Act

The Senior Lender Consideration, any New Notes issued as consent fees pursuant to the Lender RSA, and the QGX Consideration (all the consideration proposed to be issued under the Senior Secured Facilities Restructuring and the Promissory Notes Restructuring) are being offered in reliance on, and in compliance with, Regulation S under the Securities Act. The Lender RSA and the QGX RSA relate solely to the Senior Secured Facilities Restructuring and the Promissory Notes Restructuring, and hence are exempt from the provisions of Section 306 of the Trust Indenture Act.

The entry into the Noteholder RSA is not a “sale of security” for the purposes of Section 306(a) of the Trust Indenture Act

The Company advises the Staff that the Noteholder RSA itself is not an “agreement to exchange old notes for new notes,” but rather an agreement between parties to undertake to work in good faith with the Company to implement the Proposed Debt Restructuring pursuant to the Term Sheet which contains only limited commercial terms. Neither the high-level Term Sheet, which is non-binding1 and subject to contract, nor the Noteholder RSA contain any provision that obligates the Company to exchange any Old Notes for New Notes.

Under Section 2(a)(1) of the Securities Act, the term ‘‘security’’ is defined as “any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘security,’ or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.” Further, the U.S. Supreme Court in its leading decision in Reves v. Ernst & Young, 494 U.S. 56 (1990) stated that the definition of “security” in the Securities Act was “sufficiently broad to encompass virtually any instrument that might be sold as an investment.”

Under the Noteholder RSA, in consideration for the agreement to work in good faith to implement the Debt Restructuring, the Company agreed, among other things, (i) that it would pay certain early Consenting Noteholders an amount in cash, immediately, and (ii) to a method of calculation of the entitlement under the Proposed Debt Restructuring, which is conditional upon various contingencies. The Company believes that such consideration neither falls under any enumerated category of the definition of “security” under the Securities Act, nor is it an “interest or instrument commonly known as a security,” nor is it an “instrument that might be sold as an investment.” Therefore, neither of these types of consideration provided by the Company constitutes a “security” for the purposes of the Securities Act, and the Noteholder RSA is not a contract of sale or disposition of a “security” or an interest in a security for the purposes of the Trust Indenture Act.

Furthermore, the Proposed Debt Restructuring is conditional upon the ruling of the Hong Kong Court and the Cayman Court that the exchanges under the Schemes and the payment of any such “consent fee” New Notes (the “Noteholder Consent Fee New Notes”) are fair, and the successful implementation of other elements of the Proposed Debt Restructuring. The Company is of the opinion that the agreement in the Noteholder RSA of a method of calculation of entitlements that are subject to a fairness determination by the Hong Kong Court and the Cayman Court would not constitute a “contract of sale or disposition” of a security or interest in a security.

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1 See FN1 supra.

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	4	25 April 2017

To the extent that the Noteholder RSA contemplates the future entitlement of a “security” in the form of the Noteholder Consent Fee New Notes, no such sale is contemplated to occur, nor did it occur, prior to the effectiveness of the Application.

Therefore, the Company believes that the entry into the Noteholder RSA is not a “sale of security” and the Company did not violate Section 306(a) of the Trust Indenture Act by entering into the Noteholder RSA prior to the effectiveness of the Application.

The solicitation of Scheme Creditors’ accession to the Noteholder RSA was not an offering event for the purposes of Section 306(c) of the Trust Indenture Act

The Company acknowledges that Section 306(c) of the Trust Indenture Act requires that an application for qualification has been filed prior to the use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell unregistered securities to which the sections of the Trust Indenture Act apply and that the New Notes and New Perpetual Notes are such securities.

However, the Division has stated in the Answer to Question 101.05 of the C&DIs that “the offering event in bankruptcy is the solicitation of plan approval from creditors and other claimants.” While Question 101.05 of the C&DIs deals with the offering of debt securities in a Chapter 11 bankruptcy, it is nevertheless informative in the case of the Company, which is going through foreign schemes of arrangement that involve plans that require a solicitation of approval from creditors. In addition, in the Bulletin, the Division states that with respect to a Section 3(a)(10) transaction, “when an issuer solicits security holders' votes on the transaction before the fairness hearing, it is offering the securities to be issued in the transaction.”

While the Company did solicit the Scheme Creditors’ accession to the Noteholder RSA, the Company advises the Staff that at that time, there was neither a “plan” nor a “transaction” for which votes could be solicited from security holders. The Term Sheet1, which the Consenting Noteholders agreed to work in good faith to implement, was non-binding and lacked the level of detail present in a bankruptcy plan or in documents typically used to solicit votes for schemes of arrangements in Hong Kong and the Cayman Islands. The Company entered into the Noteholder RSA in order to get the Consenting Noteholders to agree to negotiate agreements to implement the Proposed Debt Restructuring based on the broad commercial terms in the Term Sheet, and prior to eventually implementing the terms of the Term Sheet and the Proposed Debt Restructuring in the New Notes Indenture and the New Perpetual Notes Indenture, which would then be distributed to Scheme Creditors in the Solicitation Packet (as defined in the Schemes).

The Company further advises the Staff that the Term Sheet is not equivalent to and lacked sufficient detail needed to produce the relevant indentures, needed to agree to the terms of the indentures, or required to be disclosed in an application for qualification of Indentures under the Trust Indenture Act. In contrast, when the Solicitation Packet was distributed to Scheme Creditors, it both solicited votes for the “transaction” (the Notes Restructuring) and also contained the level of detail present in documents typically used for such purposes, including forms of the New Notes Indenture and the New Perpetual Notes Indenture. Consistent with the Division’s guidance contained in the Bulletin, it was only at the time the Solicitation Packet was distributed to Scheme Creditors that the Company “offer[ed] the securities to be issued in the transaction.”

Therefore, the Company believes that the solicitation of Scheme Creditors’ accession to the Noteholder RSA was not an “offering event” and the Company did not violate Section 306(c) of the Trust Indenture Act by not filing the Application prior to such solicitation.

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1 See FN1 supra.

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	5	25 April 2017

Impact of sales prior to qualification

Under Section 306(a) of the Trust Indenture Act, it is unlawful for any person, directly or indirectly to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell security that is subject to Section 306 of the Trust Indenture Act.

Notwithstanding the Company’s position, if the Company is found to have made a “sale of security” prior to qualification of the indentures, it could result in an enforcement or other action by the SEC.

The Company represents that none of the New Notes or the New Perpetual Notes have been issued and covenants that none of the New Notes or the New Perpetual Notes will be issued prior to this Application being declared effective by the Commission.

Please direct any questions with respect to this submission to me at +852 2533 3303 or william.barron@davispolk.com.

Very truly yours,
/s/ William F. Barron
William F. Barron

cc:	Via E-mail Mr. Jonathan Burr Ms. Uurtsaikh Dorjgotov Mr. Faisal Baloch Mr. Varun Natteri Mangadu Ms. Danni Lin